[Reference Translation]
June 14, 2011
To Whom It May Concern:

Company Name: Toyota Auto Body Co., Ltd.
Name and Title of Representative: Takuji Amioka, President
(Code Number: 7221 The first sections of the Tokyo Stock
Exchange and the Nagoya Stock Exchange)
Name and Title of Contact Person:
Katsuhiro Matsuo, General Manager, Accounting Division
Telephone Number: 0566-36-7522
(The Parent Company of Toyota Auto Body Co., Ltd.)
Company Name: Toyota Motor Corporation
Name and Title of Representative: Akio Toyoda, President
(Code Number: 7203 Securities exchanges throughout Japan)

Notice Concerning Financial Forecasts for FY2012

We, Toyota Auto Body Co., Ltd. (the “Company”), hereby announce the following financial forecasts for FY2012 (April 1, 2011 through March 31, 2012), which were not announced on April 28, 2011, the day we announced the financial results for FY2011.

1. Financial forecasts for FY2012
(1) Consolidated financial forecasts	(Amount: million yen)
(i) Consolidated financial forecasts for the first half of FY2012 (April 1, 2011 through September 30, 2011)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	-	-	-	-	-
New forecasts (B)	570,000	-10,000	-10,000	-7,000	-60.38
Amount changed (B - A)	-	-	-	-	-
% of change	-	-	-	-	-
(Reference) Actual results of the corresponding period of the preceding year (FY 2011 ended March 31, 2011)	780,927	14,742	14,387	7,976	68.65

(ii) Full-year consolidated financial forecasts for FY2012 (April 1, 2011 through March 31, 2012)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	-	-	-	-	-
New forecasts (B)	1,570,000	18,000	18,000	9,500	81.94
Amount changed (B - A)	-	-	-	-	-
% of change	-	-	-	-	-
(Reference) Actual results for FY2011	1,462,633	16,026	15,673	5,788	49.88

(2) Unconsolidated financial forecasts	(Amount: million yen)
(i) Unconsolidated financial forecasts for the first half of FY2012 (April 1, 2011 through September 30, 2011)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	-	-	-	-	-
New forecasts (B)	550,000	-9,000	-8,000	-5,000	-43.12
Amount changed (B - A)	-	-	-	-	-
% of change	-	-	-	-	-
(Reference) Actual results of the corresponding period of the preceding year (FY 2011 ended March 31, 2011)	743,506	9,819	11,544	7,238	62.30

(ii) Full-year unconsolidated financial forecasts for FY2012 (April 1, 2011 through March 31, 2012)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	-	-	-	-	-
New forecasts (B)	1,510,000	14,000	15,000	9,000	77.62
Amount changed (B - A)	-	-	-	-	-
% of change	-	-	-	-	-
(Reference) Actual results for FY2011	1,389,177	8,644	10,434	4,232	36.47

2.  Reasons for the financial forecasts
The consolidated and unconsolidated financial forecasts for FY2012 were tentatively undecided because we could not a make reasonable estimation of the effect of the March 11, 2011 Great East Japan Earthquake to the financial forecasts for FY2012. We now announce the above financial forecasts since we are currently able to make estimations on future production and recent recovery of operations.

(Note)
The forecasts stated above are based upon information that is currently in the Company’s possession. The forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or financial position to be materially different from the forecasts expressed or implied in this notice.